FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended July, 2015

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, Chief Financial Officer
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
00-353-1-291-2000
(Name, telephone number, email and/or facsmile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Yes___X___                                   No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

              Yes______                                    No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes______                                    No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes_______                                   No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

EXHIBIT LIST

Exhibit	Description

99.1	Form B7 Notice of Redemption of 20,600 Shares on June 9, 2015 filed in Companies Registration Office in Ireland on July 7, 2015
99.2	Form B7 Notice of Redemption of 3,117 Shares on June 10, 2015 filed in Companies Registration Office in Ireland on July 7, 2015
99.3	Form B7 Notice of Redemption of 500 Shares on June 12, 2015 filed in Companies Registration Office in Ireland on July 7, 2015
99.4	Form B7 Notice of Redemption of 16,084 Shares on June 15, 2015 filed in Companies Registration Office in Ireland on July 7, 2015

99.5	Form B7 Notice of Redemption of 300 Shares on June 16, 2015 filed in Companies Registration Office in Ireland on July 7, 2015
99.6	Form B7 Notice of Redemption of 25,766 Shares on June 17, 2015 filed in Companies Registration Office in Ireland on July 7, 2015

99.7	Form B7 Notice of Redemption of 21,883 Shares on June 18, 2015 filed in Companies Registration Office in Ireland on July 7, 2015
99.8	Form B7 Notice of Redemption of 300 Shares on June 19, 2015 filed in Companies Registration Office in Ireland on July 7, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

Date:	July 7, 2015	/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer